FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Niño Ventures Inc.

1440 - 1166 Alberni Street

Vancouver, B.C., Canada V6E 3Z3

Item 2: Date of Material Change:

December 10, 2007

Item 3: News Release:

A news release dated and issued on December 10, 2007 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

El Niño Ventures Update on Exploration program Project in the Democratic Republic of Congo (DRC)

Item 5: Full Description of Material Change:

- All drill chips samples at ALS Chemex Laboratories in South Africa.

- Drill results  to be released when received.

- Soil sampling program to start in next few weeks

- Planning is underway to define 2008 exploration and drilling campaign

The company will also start a soil sampling program to cover the research permits owned by the company. This soil sampling program will focus on new areas of interest identified on the research permits and the results will be incorporated into the 2008 exploration program.

Over the next few months some 25,000 samples will be taken with the bulk of these samples taken where mineralization is outcropping or where artisanal workers have been active. Complete mapping of the research permits will be done at the same time as the soil sampling program.

Jean Luc Roy, President of El Nino states, "Even if the rains have stopped our 2007 drilling campaign, we are initiating a soil sampling program to gain even more information that will be used to define our

2008 exploration and drilling campaign. Our drill results will be used to complement our analysis of the airborne geophysics and this will give us a solid foundation for next year. "

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Toll Free 1.877.895.6466

Telephone +604.683.4886

Facsimile +604.683.4887

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 10th day of December 2007.